File No. ________________

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

In the Matter of
the Application of

BMO FUNDS, INC.
with respect to its existing and future series
BMO ASSET MANAGEMENT CORP.
M&I DISTRIBUTORS, LLC

111 East Kilbourn Avenue, Suite 200
Milwaukee, WI  53202

APPLICATION FOR AN ORDER PURSUANT TO SECTION 12(d)(1)(J) OF THE
INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “ACT”)
FOR AN EXEMPTION FROM SECTIONS 12(d)(1)(A) and (B) OF THE ACT,
PURSUANT TO SECTION 6(c) OF THE ACT FOR AN EXEMPTION FROM
RULE 12d1-2(a) OF THE ACT
AND PURSUANT TO SECTIONS 6(c) AND 17(b) OF THE ACT
FOR AN EXEMPTION FROM SECTIONS 17(a)(1) and (2) OF THE ACT

This document contains 31 pages

Please direct all communications regarding this Application to:	Copy to:

Michele L. Racadio, Secretary BMO Funds, Inc. 111 East Kilbourn Avenue Milwaukee, WI 53202 (414) 765-8241	Ellen R. Drought Godfrey & Kahn, S.C. 780 North Water Street Milwaukee, WI 53202 (414) 273-3500

As filed with the Securities and Exchange Commission on February 4, 2014

I.

INTRODUCTION

BMO Funds, Inc. (the “Company”), BMO Asset Management Corp. (the “Adviser”) and M&I Distributors, LLC (the “Distributor”) (collectively referred to as the “Applicants”) submit this application (the “Application”) with the Securities and Exchange Commission (the “Commission”) to request an order under Section 12(d)(1)(J) of the Act exempting certain transactions involving the Applicants from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act, under Section 6(c) of the Act for an exemption from Rule 12d1-2(a) under the Act, and under Sections 6(c) and 17(b) of the Act exempting certain transactions involving the Applicants from Sections 17(a)(1) and 17(a)(2) of the Act.

Applicants request that the order sought herein apply also to each existing and each future series of the Company, and to each existing and each future registered open-end management investment company or series thereof (each a “Fund” and collectively, “Funds”) which is advised by the Adviser or any entity controlling, controlled by or under common control with the Adviser and which is part of the same “group of investment companies” (as defined in Section 12(d)(1)(G)(ii) of the Act) as the Company.1

II.

APPLICANTS

A.

BMO Funds

The Company is an open-end, management investment company established as a Wisconsin corporation on July 31, 1992.2  The Company offers separate series of shares representing interests in separate portfolios of securities.  The shares in any series may be offered in separate classes.  As of January 1, 2014, the Company offered shares of 46 Funds, each of which pursues different investment objectives and principal investment strategies.

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1 Each existing entity that currently intends to rely on the requested order is named as an Applicant. Any existing or future entity that relies on the order in the future will do so only in accordance with the terms and condition in this Application.

2Prior to May 17, 2013, the Company was known as Marshall Funds, Inc.

B.

The Adviser

The Adviser is registered as an investment adviser under the Investment Advisers Act of 1940, as amended.  The Adviser is a wholly-owned subsidiary of BMO Financial Corp., a financial services company headquartered in Chicago, Illinois, and an indirect wholly-owned subsidiary of the Bank of Montreal, a Canadian bank holding company.  The Adviser serves as investment adviser for each Fund, including buying and selling portfolio securities.  The Adviser may engage one or more affiliated or unaffiliated subadvisers.  Each subadviser will be registered as an investment adviser under the Advisers Act.

C.

M&I Distributors, LLC

The Distributor is a Wisconsin limited liability company and is registered as a broker-dealer under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and is registered as a member of the Financial Industry Regulatory Authority (“FINRA”).  The Distributor serves as principal underwriter and distributor for the Funds.

III.

APPLICANTS’ PROPOSAL

A.

Investments in Underlying Funds by Funds of Funds

Applicants seek an order under Section 12(d)(1)(J) of the Act exempting them from the limitations set forth in Sections 12(d)(1)(A) and (B) of the Act to permit:  (a) a Fund that operates as a “fund of funds” (each, a “Fund of Funds”) to acquire shares of (i) registered open-end management investment companies that are not part of the same “group of investment companies,” within the meaning of Section 12(d)(1)(G)(ii) of the Act, as the Fund of Funds (the “Unaffiliated Investment Companies”) and unit investment trusts (“UITs”) that are not part of the same “group of investment companies” as the Fund of Funds (“Unaffiliated Trusts” and together with the Unaffiliated Investment Companies, “Unaffiliated Funds”)3 or (ii) registered open-end management companies or UITs that are part of the same “group of investment companies” as the Fund of Funds (collectively, “Affiliated Funds,” and together with the Unaffiliated Funds, “Underlying Funds”); and (b) each Underlying Fund, the Distributor or any principal underwriter for the Underlying Fund, and any broker or dealer registered under the Exchange Act (“Broker”) to sell shares of the Underlying Fund to the Fund of Funds in amounts in excess of limits set forth in Section 12(d)(1)(B).  Applicants also request that the Commission issue an order under Sections 6(c) and 17(b) to exempt Applicants from Section 17(a) to the extent necessary to permit Underlying Funds to sell their shares to Funds of Funds and redeem their shares from Funds of Funds.

B.

Other Investments by Same Group Funds of Funds

Applicants are also requesting an exemption pursuant to Section 6(c) from Rule 12d1-2 under the Act to permit any existing or future Fund of Funds that relies on Section 12(d)(1)(G) of the Act (“Same Group Fund of Funds”) and that otherwise complies with Rule 12d1-2 under the Act, to also invest, to the extent consistent with its investment objective, policies, strategies and limitations, in financial instruments that may not be securities within the meaning of Section 2(a)(36) of the Act (“Other Investments”).

Consistent with its fiduciary obligations under the Act, the board of directors or trustees (“Board”) of each Same Group Fund of Funds will review the advisory fees charged by the Same Group Fund of Funds’ investment adviser to ensure that the advisory fees are based on services provided that are in addition to, rather than duplicative of, services provided pursuant to the

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3 Certain of the Unaffiliated Funds may be registered under the Act as either UITs or open-end management investment companies and have received exemptive relief to permit their shares to be listed and traded on a national securities exchange at negotiated prices (“ETFs”).

advisory agreement of any investment company in which the Same Group Fund of Funds may invest.

IV.

LEGAL ANALYSIS

A.

Section 12(d)(1)

Section 12(d)(1)(A) of the Act prohibits a registered investment company from acquiring shares of an investment company if the securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company.  Section 12(d)(1)(B) of the Act prohibits a registered open-end investment company, its principal underwriter and any broker or dealer from knowingly selling the shares of the investment company to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company’s total outstanding voting stock, or if the sale will cause more than 10% of the acquired company’s total outstanding voting stock to be owned by investment companies generally.  Subject to certain conditions, Section 12(d)(1)(G) provides that the limits under Section 12(d)(1) will not apply to Same Group Funds of Funds.

Section 12(d)(1)(G) of the Act provides that Section 12(d)(1) will not apply to securities of an acquired company purchased by an acquiring company if:  (i) the acquiring company and acquired company are part of the same “group of investment companies”; (ii) the acquiring company holds only securities of acquired companies that are part of the same “group of investment companies,” government securities, and short-term paper; (iii) the aggregate sales loads and distribution-related fees of the acquiring company and the acquired company are not excessive under rules adopted pursuant to Section 22(b) or Section 22(c) of the Act by a securities association registered under Section 15A of the Exchange Act or by the Commission;

and (iv) the acquired company has a policy that prohibits it from acquiring securities of registered open-end management investment companies or registered unit investment trusts in reliance on Section 12(d)(1)(F) or (G) of the Act.

Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors.  The legislative history of Section 12(d)(1)(J) indicates that when granting relief under Section 12(d)(1)(J), the Commission should consider, among other things, the extent to which a proposed arrangement is subject to conditions that are designed to address conflicts of interest and overreaching by a participant in the arrangement, so that the abuses that gave rise to the initial adoption of the Act’s restrictions against investment companies investing in other investment companies are not repeated.4

In 2006, the Commission adopted Rule 12d1-2 under the Act.5   That rule permits a registered open-end investment company or a registered UIT relying on Section 12(d)(1)(G) of the Act to acquire:

(1)

securities issued by an investment company, other than securities issued by another registered investment company that is in the same group of investment companies, when the acquisition is in reliance on Section 12(d)(1)(A) or 12(d)(1)(F) of the Act;

(2)

securities (other than securities issued by an investment company); and

(3)

securities issued by a money market fund, when the acquisition is in reliance on Rule 12d1-1.

For the purposes of Rule 12d1-2, the term “securities” means any security as that term is defined in Section 2(a)(36) of the Act.  The Commission noted in the Adopting Release that

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4  H.R. Rep. No. 622, 104th Cong., 2d Sess., at 43-44.

5 See Fund of Fund Investments, Investment Company Act Rel. No. 27399 (June 20, 2006) (the “Adopting Release”).

permitting an affiliated fund of funds to invest, consistent with the fund’s investment policies, directly in stocks, bonds and other types of securities “would allow an acquiring fund greater flexibility in meeting investment objectives that may not be met as well by investments in other funds in the same fund group, while not presenting any additional concerns that Section 12(d)(1)(G) was intended to address.”6

B.

Sections 17(a), 17(b) and 6(c)

Section 17(a) of the Act generally prohibits sales or purchases of securities between a registered investment company and any affiliated persons of the company.  Section 2(a)(3) of the Act defines an “affiliated person” of another person to include (a) any person directly or indirectly owning, controlling or holding with power to vote, 5% or more of the outstanding voting securities of the other person; (b) any person 5% or more of whose outstanding voting securities are directly or indirectly owned, controlled or held with power to vote by the other person; and (c) any person directly or indirectly controlling, controlled by or under common control with the other person.

Section 17(b) of the Act authorizes the Commission to grant an order permitting a transaction otherwise prohibited by Section 17(a) if it finds that (a) the terms of the proposed transaction are fair and reasonable and do not involve overreaching on the part of any person concerned; (b) the proposed transaction is consistent with the policies of each registered investment company involved; and (c) the proposed transaction is consistent with the general purposes of the Act.

Section 6(c) of the Act permits the Commission to exempt any person or transaction from any provision of the Act if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and

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6 See Adopting Release at 17–18.

provisions of the Act.  Because multiple transactions could occur between a Fund of Funds and an Unaffiliated Fund, and because the Commission may interpret its authority under Section 17(b) as extending only to a single transaction and not a series of transactions, Applicants are also seeking relief pursuant to Section 6(c).

C.

Investments by Funds of Funds in Unaffiliated Funds

1.

Section 12(d)(1)(J).  The proposed arrangement will not give rise to the policy concerns, each discussed specifically below, which underlie Sections 12(d)(1)(A) and (B).7  Applicants agree to conditions that adequately address these concerns.  Accordingly, the Applicants believe that the requested exemption is consistent with the public interest and the protection of investors.

a.

No Undue Influence.  Pyramiding of control is one of the potential abuses of fund holding company structures discussed in the PPI Report.  The PPI Report also expressed concern over the potential concentration of voting control in a fund holding company with respect to its underlying funds.  The PPI Report also expressed concern that sizeable share percentage ownership by one fund in another presents management of underlying funds with an omnipresent threat of lost advisory fees when large redemptions may occur.  Applicants submit that the proposed arrangement will not result in the exercise of undue influence by a Fund of Funds or its affiliated persons over the Unaffiliated Funds.

Condition 1 contains measures designed to limit the control that a Fund of Funds may have over an Unaffiliated Fund.  Condition 1 prohibits the Adviser, any person controlling, controlled by or under common control with the Adviser, and any investment company or issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act that is advised

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7 See Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess., 311–324 (1966) (the “PPI Report”).

or sponsored by the Adviser or any person controlling, controlled by or under common control with the Adviser (the “Advisory Group”) from controlling (individually or in the aggregate) an Unaffiliated Fund within the meaning of Section 2(a)(9) of the Act.  The same prohibition would apply to any other investment adviser within the meaning of Section 2(a)(20)(B) of the Act to a Fund of Funds (“Subadviser”), any person controlling, controlled by or under common control with the Subadviser, and any investment company or issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Subadviser or any person controlling, controlled by or under common control with the Subadviser (the “Subadvisory Group”).

Applicants further state that Condition 2 precludes a Fund of Funds or the Adviser, any Subadviser, promoter or principal underwriter of a Fund of Funds, as well as any person controlling, controlled by or under common control with any of those entities (each, a “Fund of Funds Affiliate”) from taking advantage of an Unaffiliated Fund, with respect to transactions between the Fund of Funds or a Fund of Funds Affiliate and the Unaffiliated Fund or its investment adviser(s), sponsor, promoter and principal underwriter, and any person controlling, controlled by or under common control with any of those entities (each, an “Unaffiliated Fund Affiliate”).  No Fund of Funds or Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to an Unaffiliated Investment Company or sponsor to an Unaffiliated Trust) will cause an Unaffiliated Fund to purchase a security in an offering of securities during the existence of any underwriting or selling syndicate of which a principal underwriter is an officer, director, trustee, advisory board member, investment adviser, subadviser or employee of the Fund of Funds, or a person of which any such officer, director, trustee, investment adviser, subadviser, member of an advisory board or employee is an affiliated person (each, an “Underwriting Affiliate,” except any person whose relationship to the Unaffiliated Fund is covered by Section 10(f) of the Act is not an Underwriting Affiliate).  An offering of securities during the existence of any underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is an “Affiliated Underwriting.”

To further assure that an Unaffiliated Investment Company understands the implications of an investment by a Fund of Funds under the requested order, prior to a Fund of Funds’ investment in the shares of an Unaffiliated Investment Company in excess of the limit in Section 12(d)(1)(A)(i) of the Act, the Fund of Funds and the Unaffiliated Investment Company will execute an agreement stating, without limitation, that their Boards and their investment advisers understand the terms and conditions of the order and agree to fulfill their responsibilities under the order (“Participation Agreement”).  Applicants note that an Unaffiliated Investment Company (other than an ETF whose shares are purchased by a Fund of Funds in the secondary market) will retain its right at all times to reject any investment by a Fund of Funds.8

b.

No Excessive Layering of Fees.  Applicants do not believe that the proposed arrangement will involve excessive layering of fees.  To assure that the investment advisory or management fees are not duplicative, Applicants state that, in connection with the approval of any investment advisory or management contract under Section 15 of the Act, the Board of the Fund of Funds, including a majority of the directors who are not “interested persons,” as defined in Section 2(a)(19) of the Act (“Independent Directors”), will find that the advisory fees charged under such advisory contract are based on services provided that are in addition to, rather than duplicative of, services provided pursuant to any Underlying Fund’s advisory contract(s).  Such finding, and the basis upon which the finding was made, will be

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8 An Unaffiliated Investment Company, including an ETF, would retain its right to reject any initial investment by a Fund of Funds in excess of the limit in Section 12(d)(1)(A)(i) of the Act by declining to execute the Participation Agreement with the Fund of Funds.

recorded fully in the minute books of the Fund of Funds.  Applicants further state that the Adviser will waive fees otherwise payable to it by a Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by an Unaffiliated Investment Company pursuant to Rule 12b-1 under the Act) received from an Unaffiliated Fund by the Adviser, or an affiliated person of the Adviser, in connection with the investment by the Fund of Funds in the Unaffiliated Fund, subject to certain exceptions noted in Condition 10.

Any sales charges and/or service fees charged with respect to shares of a Fund of Funds will not exceed the limits applicable to a fund of funds set forth in NASD Conduct Rule 2830.9

c.

Structure Is Not Overly Complex.  Applicants state that the proposed arrangement will not create an overly complex fund structure because no Underlying Fund will acquire securities of any other investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent that such Underlying Fund:  (a) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading Section 12(d)(1) of the Act); or (b) acquires (or is deemed to have acquired) securities of another investment company pursuant to exemptive relief from the Commission permitting such Underlying Fund to:  (i) acquire securities of one or more investment companies for short-term cash management purposes, or (ii) engage in interfund borrowing and lending transactions.

2.

Section 17(a).  Section 17(a) of the Act generally prohibits sales or purchases of securities between a registered investment company and any affiliated persons of the company.  Section 2(a)(3) of the Act defines an “affiliated person” of another person to include (a) any person directly or indirectly owning, controlling, or holding with power to vote,

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9 Any references to NASD Conduct Rule 2830 include any successor or replacement FINRA rule to NASD Conduct Rule 2830.

5% or more of the outstanding voting securities of the other person; (b) any person 5% or more of whose outstanding voting securities are directly or indirectly owned, controlled or held with power to vote by the other person; and (c) any person directly or indirectly controlling, controlled by or under common control with the other person.

Applicants state that the Funds of Funds and the Affiliated Funds might be deemed to be under common control of the Adviser and therefore affiliated persons of one another.  Applicants also state that the Funds of Funds and the Unaffiliated Funds might be deemed to be affiliated persons of one another if a Fund of Funds acquires 5% or more of an Unaffiliated Fund’s outstanding voting securities.  In light of these and other possible affiliations, Section 17(a) could prevent an Underlying Fund from selling shares to and redeeming shares from a Fund of Funds.

Section 17(b) of the Act authorizes the Commission to grant an order permitting a transaction otherwise prohibited by Section 17(a) if it finds that (a) the terms of the proposed transaction are fair and reasonable and do not involve overreaching on the part of any person concerned; (b) the proposed transaction is consistent with the policies of each registered investment company involved; and (c) the proposed transaction is consistent with the general purposes of the Act.  Section 6(c) of the Act permits the Commission to exempt any persons or transactions from any provision of the Act if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Applicants believe that the proposed transactions satisfy the requirements for relief under Sections 17(b) and 6(c) of the Act as the terms are fair and reasonable and do not involve overreaching.10  Applicants state that the terms upon which an Underlying Fund will sell its

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10 Applicants acknowledge that receipt of any compensation by (a) an affiliated person of a Fund of Funds, or an affiliated person of such person, for the purchase by the Fund of Funds of shares of an Underlying Fund or (b) an affiliated person of an Underlying Fund, or an affiliated person of such person, for the sale by the Underlying Fund of its shares to a Fund of Funds may be prohibited by Section 17(e)(1) of the Act.  The Participation Agreement also will include this acknowledgement.

shares to or purchase its shares from a Fund of Funds will be based on the net asset value of each Underlying Fund.11  Applicants also state that the proposed transactions will be consistent with the policies of each Fund of Funds and Underlying Fund, and with the general purposes of the Act.

D.

Other Investments by Same Group Funds of Funds

Applicants believe that permitting Same Group Funds of Funds to invest in Other Investments would not raise any of the concerns that Section 12(d)(1) of the Act as originally adopted and as amended in 1970 was intended to address, as described earlier in this Application.  Section 12(d)(1)(G) reflects a determination by Congress that certain fund of funds arrangements do not raise the concerns underlying the prohibitions in Sections 12(d)(1)(A) and (B).  Section 12(d)(1)(G) addresses these concerns by requiring that the acquiring fund and the acquired fund be part of the same “group of investment companies,” limiting charges and fees of the acquiring company and acquired company and requiring that the acquired fund not act as a fund of funds itself.  The approval of Rule 12d1-2 demonstrates a determination by the Commission that fund of funds investments in stocks, bonds and other types of securities that are not issued by registered investment companies do not raise any of the concerns that Section 12(d)(1) was intended to address.

Likewise, permitting Other Investments by Same Group Funds of Funds in furtherance of their investment objectives, policies, strategies and limitations as requested herein will not raise

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11 To the extent purchases and sales of shares of an ETF occur in the secondary market (and not through principal transactions directly between a Fund of Funds and an ETF), relief from Section 17(a) would not be necessary.  The requested relief is intended to cover, however, transactions directly between an ETF and a Fund of Funds.  Applicants are not seeking relief from Section 17(a) for, and the requested relief will not apply to, transactions where an ETF could be deemed an affiliated person, or an affiliated person of an affiliated person, of a Fund of Funds because an investment adviser to the ETF, or an entity controlling, controlled by, or under comment control with the investment adviser to the ETF, is also an investment adviser to the Fund of Funds.

any of the concerns underlying the prohibitions in Sections 12(d)(1)(A) and (B).  Instead, this additional flexibility will provide the Same Group Funds of Funds a broader array of investment options through which to pursue their investment objectives.

Applicants request an order under Section 6(c) of the Act for an exemption from Rule 12d1-2(a) to allow the Same Group Funds of Funds to invest in Other Investments.  Applicants state that the proposed arrangement would comply with the provisions of Rule 12d1-2 under the Act, but for the fact that the Same Group Funds of Funds may invest a portion of their assets in Other Investments.  Applicants submit that the requested exemption offers significant benefits, as detailed above, and is appropriate in the public interest and consistent with the protection of investors and the purposes of the Act, and therefore meets the standards for relief set out in Section 6(c) of the Act.  As indicated below, the Commission has already granted to a number of other applicants relief similar to that requested in this Application.

V.

SUPPORTING PRECEDENT

The Commission has granted exemptive orders to other mutual fund complexes who sought relief for (a) fund of funds arrangements with affiliated and unaffiliated investment companies and (b) affiliated fund of funds to invest in financial instruments that may not be securities within the meaning of the Act, and whose requests for relief included conditions substantially similar to those included in this Application.

Reference is made to Advisors Inner Circle Fund et. al. (“AIC”) Investment Company Act Rel. No. 30412 (March 4, 2013) (Notice), Investment Company Act Rel. No. 30443 (April 1, 2013) (Order) (the “AIC Order”).  The AIC Order, which is substantially identical to this Application in all material respects, granted an exemption under Section 12(d)(1)(J) of the Act from Sections 12(d)(1)(A) and (B) of the Act and under Sections 6(c) and 17(b) from Section 17(a) of the Act to permit the AIC Fund of Funds to acquire shares of affiliated and unaffiliated funds in excess of the limits set forth in Section 12(d)(1)(A) of the Act.  The AIC Order also allowed fund of funds investing in “securities” in reliance on Rule 12d1-2 to invest in financial instruments that may not be securities within the meaning of the Act.

Reference is made to Neuberger Berman Alternative Funds (“Neuberger Berman”), Investment Company Act Rel. No. 30236 (October 22, 2012) (Notice), Investment Company Act Rel. No. 30267 (November 19, 2012) (Order) (the “Neuberger Berman Order”).  The Neuberger Berman Order, which is substantially identical to this Application in all material respects, granted an exemption under Section 12(d)(1(J) of the Act from Sections 12(d)(1)(A) and (B) of the Act and under Sections 6(c) and 17(b) from Section 17(a) of the Act to permit the Neuberger Berman Fund of Funds to acquire shares of affiliated and unaffiliated funds in excess of the limits set forth in Section 12(d)(1)(A) of the Act.  The Neuberger Berman Order also allowed fund of funds investing in “securities” in reliance on Rule 12d1-2 to invest in financial instruments that may not be securities within the meaning of the Act.

Reference is made to GPS Funds I, et al. (“GPS”), Investment Company Act Rel. No. 30044 (April 24, 2012) (Notice), Investment Company Act Rel. No. 30067 (May 22, 2012) (Order) (the “GPS Order”).  The GPS Order, which is substantially identical to this Application in all material respects, granted an exemption under Section 12(d)(1)(J) of the Act from Sections 12(d)(1)(A) and (B) of the Act and under Sections 6(c) and 17(b) from Section 17(a) of the Act to permit the GPS Funds of Funds to acquire shares of affiliated and unaffiliated funds in excess of the limits set forth in Section 12(d)(1)(A) of the Act.  The GPS Order also allowed fund of funds investing in “securities” in reliance on Rule 12d1-2 to invest in financial instruments that may not be securities within the meaning of the Act.

VI.

APPLICANTS’ CONDITIONS

Investments by Funds of Funds in Underlying Funds

Applicants agree that the relief to permit Funds of Funds to invest in Underlying Funds shall be subject to the following conditions:

1.

The members of an Advisory Group will not control (individually or in the aggregate) an Unaffiliated Fund within the meaning of Section 2(a)(9) of the Act.  The members of a Subadvisory Group will not control (individually or in the aggregate) an Unaffiliated Fund within the meaning of Section 2(a)(9) of the Act.  If, as a result of a decrease in the outstanding voting securities of an Unaffiliated Fund, the Advisory Group or a Subadvisory Group, each in the aggregate, becomes a holder of more than 25 percent of the outstanding voting securities of the Unaffiliated Fund, then the Advisory Group or the Subadvisory Group will vote its shares of the Unaffiliated Fund in the same proportion as the vote of all other holders of the Unaffiliated Fund’s shares.  This condition will not apply to a Subadvisory Group with respect to an Unaffiliated Fund for which the Subadviser or a person controlling, controlled by, or under common control with the Subadviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the Act (in the case of an Unaffiliated Investment Company) or as the sponsor (in the case of an Unaffiliated Trust).

2.

No Fund of Funds or Fund of Funds Affiliate will cause any existing or potential investment by the Fund of Funds in shares of an Unaffiliated Fund to influence the terms of any services or transactions between the Fund of Funds or a Fund of Funds Affiliate and the Unaffiliated Fund or an Unaffiliated Fund Affiliate.

3.

The Board of each Fund of Funds, including a majority of the Independent Directors, will adopt procedures reasonably designed to assure that its Adviser and any Subadviser(s) to the Fund of Funds are conducting the investment program of the Fund of Funds without taking into account any consideration received by the Fund of Funds or Fund of Funds Affiliate from an Unaffiliated Fund or an Unaffiliated Fund Affiliate in connection with any services or transactions.

4.

Once an investment by a Fund of Funds in the securities of an Unaffiliated Investment Company exceeds the limit of Section 12(d)(l)(A)(i) of the Act, the Board of the Unaffiliated Investment Company, including a majority of the Independent Directors, will determine that any consideration paid by the Unaffiliated Investment Company to a Fund of Funds or a Fund of Funds Affiliate in connection with any services or transactions:  (a) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Unaffiliated Investment Company; (b) is within the range of consideration that the Unaffiliated Investment Company would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (c) does not involve overreaching on the part of any person concerned.  This condition does not apply with respect to any services or transactions between an Unaffiliated Investment Company and its investment adviser(s) or any person controlling, controlled by, or under common control with such investment adviser(s).

5.

No Fund of Funds or Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to an Unaffiliated Investment Company or sponsor to an Unaffiliated Trust) will cause an Unaffiliated Fund to purchase a security in any Affiliated Underwriting.

6.

The Board of an Unaffiliated Investment Company, including a majority of the Independent Directors, will adopt procedures reasonably designed to monitor any purchases of securities by the Unaffiliated Investment Company in an Affiliated Underwriting once an investment by a Fund of Funds in the securities of the Unaffiliated Investment Company exceeds the limit of Section 12(d)(l)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate.  The Board of the Unaffiliated Investment Company will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Fund of Funds in the Unaffiliated Investment Company.  The Board of the Unaffiliated Investment Company will consider, among other things, (a) whether the purchases were consistent with the investment objectives and policies of the Unaffiliated Investment Company; (b) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (c) whether the amount of securities purchased by the Unaffiliated Investment Company in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board of the Unaffiliated Investment Company will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interests of shareholders.

7.

Each Unaffiliated Investment Company shall maintain and preserve, permanently in an easily accessible place, a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and shall maintain and preserve for a period not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in an Affiliated Underwriting once an investment by a Fund of Funds in the securities of an Unaffiliated Investment Company exceeds the limit of Section

12(d)(l)(A)(i) of the Act, setting forth the:  (a) party from whom the securities were acquired, (b) identity of the underwriting syndicate’s members, (c) terms of the purchase, and (d) information or materials upon which the determinations of the Board of the Unaffiliated Investment Company were made.

8.

Prior to its investment in shares of an Unaffiliated Investment Company in excess of the limit in Section 12(d)(1)(A)(i) of the Act, the Fund of Funds and the Unaffiliated Investment Company will execute a Participation Agreement stating, without limitation, that their Boards and their investment advisers understand the terms and conditions of the order and agree to fulfill their responsibilities under the order.  At the time of its investment in shares of an Unaffiliated Investment Company in excess of the limit in Section 12(d)(1)(A)(i), a Fund of Funds will notify the Unaffiliated Investment Company of the investment.  At such time, the Fund of Funds will also transmit to the Unaffiliated Investment Company a list of the names of each Fund of Funds Affiliate and Underwriting Affiliate.  The Fund of Funds will notify the Unaffiliated Investment Company of any changes to the list of the names as soon as reasonably practicable after a change occurs.  The Unaffiliated Investment Company and the Fund of Funds will maintain and preserve a copy of the order, the Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

9.

Before approving any advisory contract under Section 15 of the Act, the Board of each Fund of Funds, including a majority of the Independent Directors, shall find that the advisory fees charged under such advisory contract are based on services provided that are in addition to, rather than duplicative of, services provided under the advisory contract(s) of any Underlying Fund in which the Fund of Funds may invest.  Such finding and the basis upon which the finding was made will be recorded fully in the minute books of the appropriate Fund of Funds.

10.

The Adviser will waive fees otherwise payable to it by a Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by an Unaffiliated Investment Company under Rule 12b-1 under the Act) received from an Unaffiliated Fund by the Adviser, or an affiliated person of the Adviser, other than any advisory fees paid to the Adviser or its affiliated person by an Unaffiliated Investment Company, in connection with the investment by the Fund of Funds in the Unaffiliated Fund.  Any Subadviser will waive fees otherwise payable to the Subadviser, directly or indirectly, by the Fund of Funds in an amount at least equal to any compensation received by the Subadviser, or an affiliated person of the Subadviser, from an Unaffiliated Fund, other than any advisory fees paid to the Subadviser or its affiliated person by an Unaffiliated Investment Company, in connection with the investment by the Fund of Funds in the Unaffiliated Fund made at the direction of the Subadviser.  In the event that the Subadviser waives fees, the benefit of the waiver will be passed through to the Fund of Funds.

11.

No Underlying Fund will acquire securities of any other investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent that such Underlying Fund:  (a) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading Section 12(d)(l) of the Act); or (b) acquires (or is deemed to have acquired) securities of another investment company pursuant to exemptive relief from the Commission permitting such

Underlying Fund to (i) acquire securities of one or more investment companies for short-term cash management purposes, or (ii) engage in interfund borrowing and lending transactions.

12.

Any sales charges and/or service fees charged with respect to shares of a Fund of Funds will not exceed the limits applicable to fund of funds set forth in NASD Conduct Rule 2830.

Other Investments by Same Group Funds of Funds

Applicants agree that the relief to permit Same Group Funds of  Funds to invest in Other Investments shall be subject to the following condition:

13.

Applicants will comply with all provisions of Rule 12d1-2 under the Act, except for paragraph (a)(2) to the extent that it restricts any Same Group Funds of Funds from investing in Other Investments as described in the Application.

VII.

REQUEST FOR ORDER

Applicants request an order under Section 12(d)(1)(J) of the Act exempting certain transactions involving the Applicants from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act, under Section 6(c) of the Act for an exemption from Rule 12d1-2(a) under the Act, and under Sections 6(c) and 17(b) of the Act exempting certain transactions involving the Applicants from Sections 17(a)(1) and (2) of the Act.  Applicants submit, for the reasons stated herein, that their request for exemptive relief meets the respective standards for relief under Sections 12(d)(1)(J), 17(b), and 6(c) of the Act and therefore, Applicants respectfully request that the Commission grant the requested relief.

[SIGNATURE PAGE FOLLOWS]

Applicants have caused this Application to be duly signed on their behalf on the 4th day of February, 2014.

BMO FUNDS, INC.

By:  /s/ John M. Blaser

Name:  John M. Blaser

Title:  President

BMO ASSET MANAGEMENT CORP.

By:  /s/ Steven J. Arquilla

Name:  Steven J. Arquilla

Title:  Chief Operating Officer

M&I DISTRIBUTORS, LLC

By:  /s/ Steven J. Arquilla

Name:  Steven J. Arquilla

Title:  President

EXHIBIT INDEX

Sequential Page Number

A-1	Authorizing Resolutions of BMO Funds, Inc.	A-1

A-2	Authorizing Resolutions of BMO Asset Management Corp.	A-2

A-3	Authorizing Resolutions of M&I Distributors, LLC.	A-3

B-1	Verification of BMO Funds, Inc. Pursuant to Rule 0-2(d)	B-1

B-2	Verification of BMO Asset Management Corp. Pursuant to Rule 0-2(d)	B-2

B-3	Verification of M&I Distributors, LLC Pursuant to Rule 0-2(d)	B-3

EXHIBIT A-1

AUTHORIZATION
BMO FUNDS, INC.

I, John M. Blaser, do hereby certify that I am the President of BMO Funds, Inc. (the “Company”).  I further certify that the following resolutions were duly adopted by the Board of Directors of the Company on the 8th day of May, 2013, and that such resolutions have not been revoked, modified, rescinded, or amended and are in full force and effect:

RESOLVED, that the officers of BMO Funds (the “Company”) be, and they hereby are, authorized to file on behalf of the Company an application with the Securities and Exchange Commission to request an order (a) pursuant to Section 6(c), Section 12(d)(1)(J) and Section 17(b) of the Investment Company Act of 1940, as amended (the “1940 Act”) to seek exemption from Section 12(d)(1)(A), Section 12(d)(1)(B), and Section 17(a) to permit the Company and each applicable series to invest in registered open-end investment companies and unit investment trusts that are within or outside of the same group of investment companies in excess of the limits of Section 12(d)(1)(A) and (b) pursuant to Section 6(c) of the 1940 Act to seek an exemption from Rule 12d1-2(a) under the 1940 Act to permit series of the Company relying on Rule 12d1-2 under the 1940 Act to invest in financial instruments that may not be considered securities under the 1940 Act.

FURTHER RESOLVED, that the officers of the Company, with the assistance of counsel, are hereby authorized to prepare and to file any and all amendments to the Application as may be necessary or appropriate.

FURTHER RESOLVED, that the Application shall be executed by or on behalf of the Company by one or more of its officers, and that the officers of the Company are hereby authorized to take any and all further actions that may be necessary or appropriate to effectuate the foregoing resolutions.

IN WITNESS WHEREOF, I have hereunder subscribed my name to this Certificate as of this 4th day of February, 2014.

By:

/s/ John M. Blaser

Name:

John M. Blaser

Title:

President

EXHIBIT A-2

AUTHORIZATION
BMO ASSET MANAGEMENT CORP.

I, Steven J. Arquilla, do hereby certify that I am the Chief Operating Officer of BMO Asset Management Corp. (the “Company”).  I further certify that the following resolutions were duly adopted by the Board of Directors of the Company on the 21st day of May, 2013, and that such resolutions have not been revoked, modified, rescinded, or amended and are in full force and effect:

WHEREAS, the Corporation (formerly M&I Investment Management Corp.) has entered into an investment advisory agreement with Marshall Funds, Inc. (now BMO Funds, Inc.) (the “BMO Funds”) under which the Corporation acts as the investment adviser to BMO Funds;

WHEREAS, an application for an exemptive order will be submitted to the Securities and Exchange Commission (the “SEC”), which exemptive order, if issued by the SEC, will permit series of BMO Funds to invest in underlying funds in excess of the limitations under Section 12 of the Investment Company Act of 1940, as amended (the “1940 Act”), and related rules, and to invest in financial instruments that may not be considered securities under the 1940 Act, subject to certain conditions; and

WHEREAS, applicable law requires that the Corporation, as investment adviser to BMO Funds, be a named applicant to the application for the exemptive order.

NOW THEREFORE, BE IT:

RESOLVED, that the officers of the Corporation be, and they hereby are, authorized to file on behalf of the Corporation an application with the SEC to request an order (a) pursuant to Section 6(c), Section 12(d)(1)(J) and Section 17(b) of the 1940 Act to seek exemption from Section 12(d)(1)(A), Section 12(d)(1)(B), and Section 17(a) to permit BMO Funds and each applicable series to invest in registered open-end investment companies and unit investment trusts that are within or outside of the same group of investment companies in excess of the limits of Section 12(d)(1)(A) and (b) pursuant to Section 6(c) of the 1940 Act to seek an exemption from Rule 12d1-2(a) under the 1940 Act to permit series of BMO Funds relying on Rule 12d1-2 under the 1940 Act to invest in financial instruments that may not be considered securities under the 1940 Act (the “Application”).

RESOLVED FURTHER, that the officers of the Corporation, with the assistance of counsel, are hereby authorized to prepare and to file any and all amendments to the Application as may be necessary or appropriate.

RESOLVED FURTHER, that the Application shall be executed by or on behalf of the Corporation by one or more of its officers, and that the officers of the Corporation are hereby authorized to take any and all further actions that may be necessary or appropriate to effectuate the foregoing resolutions.

IN WITNESS WHEREOF, I have hereunder subscribed my name to this Certificate as of this 4th day of February, 2014.

By:

/s/ Steven J. Arquilla

Name:

Steven J. Arquilla

Title:

Chief Operating Officer

EXHIBIT A-3

AUTHORIZATION
M&I DISTRIBUTORS, LLC

I, Steven J. Arquilla, do hereby certify that I am the President of M&I Distributors, LLC (the “Company”).  I further certify that the following resolutions were duly adopted by the Board of Directors of the Company on the 21st day of May, 2013, and that such resolutions have not been revoked, modified, rescinded, or amended and are in full force and effect:

WHEREAS, the Company has entered into a Distribution Agreement with Marshall Funds, Inc. (now BMO Funds, Inc.) (the “BMO Funds”) under which the Company acts as distributor and principal underwriter for BMO Funds;

WHEREAS, an application for an exemptive order will be submitted to the Securities and Exchange Commission (the “SEC”), which exemptive order, if issued by the SEC, will permit series of BMO Funds to invest in underlying funds in excess of the limitations under Section 12 of the Investment Company Act of 1940 Act, as amended (the “1940 Act”), and related rules, and to invest in financial instruments that may not be considered securities under the 1940 Act, subject to certain conditions; and

WHEREAS, applicable law requires that the Company, as distributor and principal underwriter for BMO Funds, be a named applicant to the application for the exemptive order.

NOW THEREFORE, IT WAS RESOLVED:

THAT, the officers of the Company be, and they hereby are, authorized to file on behalf of the Company an application with the SEC to request an order (a) pursuant to Section 6(c), Section 12(d)(1)(J) and Section 17(b) of the 1940 Act to seek exemption from Section 12(d)(1)(A), Section 12(d)(1)(B), and Section 17(a) to permit BMO Funds and each applicable series to invest in registered open-end investment companies and unit investment trusts that are within or outside of the same group of investment companies in excess of the limits of Section 12(d)(1)(A) and (b) pursuant to Section 6(c) of the 1940 Act to seek an exemption from Rule 12d1-2(a) under the 1940 Act to permit series of BMO Funds relying on Rule 12d1-2 under the 1940 Act to invest in financial instruments that may not be considered securities under the 1940 Act (the “Application”).

THAT, the officers of the Company, with the assistance of counsel, are hereby authorized to prepare and to file any and all amendments to the Application as may be necessary or appropriate.

THAT, that the Application shall be executed by or on behalf of the Company by one or more of its officers, and that the officers of the Company are hereby authorized to take any and all further actions that may be necessary or appropriate to effectuate the foregoing resolutions.

IN WITNESS WHEREOF, I have hereunder subscribed my name to this Certificate as of this 4th day of February, 2014.

By:

/s/ Steven J. Arquilla

Name:

Steven J. Arquilla

Title:

President

EXHIBIT B-1

BMO FUNDS, INC.
VERIFICATION PURSUANT TO RULE 0-2(d)

The undersigned states that (i) he has duly executed the attached Application, dated February 4, 2014, for and on behalf of BMO Funds, Inc.; (ii) that he is the President thereof; and (iii) all action by directors and other bodies necessary to authorize him to execute and file such instrument has been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:  /s/ John M. Blaser

Name:

John M. Blaser

Title:

President

EXHIBIT B-2

BMO ASSET MANAGEMENT CORP.
VERIFICATION PURSUANT TO RULE 0-2(d)

The undersigned states that (i) he has duly executed the attached Application, dated February 4, 2014, for and on behalf of BMO Asset Management Corp.; (ii) that he is the Chief Operating Officer thereof; and (iii) all action by directors and other bodies necessary to authorize him to execute and file such instrument has been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

BMO ASSET MANAGEMENT CORP.

By:  /s/ Steven J. Arquilla

Name:

Steven J. Arquilla

Title:

Chief Operating Officer

EXHIBIT B-3

M&I DISTRIBUTORS, LLC
VERIFICATION PURSUANT TO RULE 0-2(d)

The undersigned states that (i) he has duly executed the attached Application, dated February 4, 2014, for and on behalf of M&I Distributors, LLC; (ii) that he is the President thereof; and (iii) all action by directors and other bodies necessary to authorize him to execute and file such instrument has been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

M&I DISTRIBUTORS, LLC

By:  /s/ Steven J. Arquilla

Name:

Steven J. Arquilla

Title:

President